SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

   Amendment No. 2

ENGELHARD CORPORATION
(Name of Subject Company)

ENGELHARD CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share
(including the associated Series A Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

292845104
(CUSIP Number of Class of Securities)

Arthur A. Dornbusch II
Vice President, General Counsel and Secretary
Engelhard Corporation
101 Wood Avenue
Iselin, New Jersey 08830
(732) 205-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Kenneth W. Orce, Esq.
W. Leslie Duffy, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005
(212) 701-3000

[  ]          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                      This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 filed on January 23, 2006, as amended by Amendment No. 1 filed on January 27, 2006 (as so amended, the “Schedule 14D-9”), by Engelhard Corporation, a Delaware corporation (the “Company” or “Engelhard”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 14D-9.

Item 4           The Solicitation or Recommendation.

                      Item 4 of the Schedule 14D-9, Section (b) - Background is hereby amended and supplemented as follows:

                      The fifth sentence of the twentieth paragraph of Section (b) is amended and restated as follows:

“The Board then discussed with representatives of MacKenzie Partners, Inc. (“MacKenzie”) and Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) the reaction of Company stockholders as reflected by the stock price and public press reports.”

Item 6           Interest in Securities of the Subject Company.

                      Item 6 of the Schedule 14D-9 is hereby amended and supplemented as follows:

                      The first paragraph of Item 6 of the Schedule 14D-9 is hereby amended and restated as follows:

“Except as described below or as set forth on Annex C hereto, no transactions in the Shares have been effected during the past 60 days by the Company, its subsidiaries or, to the Company’s knowledge based upon inquiry and Form 4 reports, any of the Company’s directors, executive officers or affiliates.”

Item 9           Exhibits

                      Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

Exhibit
No.	Description

(a)(1)	Letter to Shareholders of Engelhard Corporation, dated January 23, 2006, from Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation.*

(a)(2)	Text of email to Employees of Engelhard Corporation, dated January 23, 2006, from Barry W. Perry,
Chairman and Chief Executive Office of Engelhard Corporation.*

(a)(3)	Press Release, dated January 23, 2006.*

(a)(4)	Letter to Barry W. Perry, dated December 21, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.*

Exhibit
No.	Description

(a)(5)	Letter to Barry W. Perry, dated December 21, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.*

(a)(6)	Letter to Barry W. Perry, dated December 22, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.*

(a)(7)	Letter to Barry W. Perry, dated December 27, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.*

(a)(8)	Letter to the Board of Directors of Engelhard Corporation, dated January 3, 2006, from Dr. Jürgen
Hambrecht, Chairman of BASF.*

(a)(9)	Letter to Dr. Jürgen Hambrecht, Chairman of BASF, dated January 23, 2006, from Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation.*

(a)(10)	Press release, dated January 27, 2006.*

(a)(11)	Investor Presentation entitled “Engelhard Response to BASF Offer”.

(e)(1)	Rights Agreement, dated as of October 1, 1998 between the Company and ChaseMellon Shareholder
Services, L.L.C., as Rights Agent (incorporated by reference to Form 8-K filed with the SEC on October 29,
1998).

(e)(2)	Employment Agreement for Barry W. Perry, effective August 2, 2001 (incorporated by reference to Form 10-
Q filed with the SEC on August 13, 2001).

(e)(3)	Amendment to Employment Agreement for Barry W. Perry, effective February 13, 2002 (incorporated by reference to Form 10-K filed with the SEC on March 21, 2002).

(e)(4)	Amendment to Employment Agreement for Barry W. Perry, effective February 3, 2005 (incorporated by reference to Form 8-K filed with the SEC on February 3, 2005).

(e)(5)	2004 Share Performance Incentive Plan for Barry W. Perry, effective February 12, 2004 (incorporated by reference to Form 10-K filed with the SEC on March 11, 2004).

(e)(6)	Engelhard Corporation Form of Change in Control Agreement (incorporated by reference to Form 10-Q filed with the SEC on May 8, 2003).

(e)(7)	Engelhard Corporation Annual Restricted Cash Incentive Compensation Plan, effective as of December 15,
2000 (incorporated by reference to Form 10-K filed with the SEC on March 30, 2001).

(e)(8)	Engelhard Corporation 2002 Long Term Incentive Plan, effective May 2, 2002 (incorporated by reference to the 2001 Proxy Statement filed with the SEC on March 26, 2002).

(e)(9)	Engelhard Corporation Stock Option Plan of 1991 - conformed copy includes amendments through March
2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(10)	Engelhard Corporation Stock Option Plan of 1999 for Certain Key Employees (Non Section 16(b) Officers),
effective February 1, 2001 - conformed copy includes amendments through March 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(11)	Deferred Compensation Plan for Key Employees of Engelhard Corporation, effective August 1,
1985 - conformed copy includes amendments through October 2001 (incorporated by reference to
Form 10-K filed with the SEC on March 25, 2003).

Exhibit
No.	Description

(e)(12)	Deferred Compensation Plan for Directors of Engelhard Corporation, as restated as of May 7, 1987
- conformed copy includes amendments through December 2002 (incorporated by reference to
Form 10-K filed with the Securities and Exchange Commission on March 25, 2003).

(e)(13)	Key Employees Stock Bonus Plan of Engelhard Corporation, effective July 1, 1986 - conformed copy includes amendments through March 2002 (incorporated by reference to Form 10-K filed with the Securities and Exchange Commission on March 25, 2003).

(e)(14)	Stock Bonus Plan for Non-Employee Directors of Engelhard Corporation, effective July 1, 1986 -
conformed copy includes amendments through October 1998 (incorporated by reference to Form
10-K filed with the Securities and Exchange Commission on March 25, 2003).

(e)(15)	Amendment to Key Employees Stock Bonus Plan of Engelhard Corporation Employees
(incorporated by reference to Form 10-Q filed with the Securities and Exchange Commission on
November 8, 2004).

(e)(16)	Engelhard Corporation Directors and Executives Deferred Compensation Plan (1986-1989) -
conformed copy includes amendments through December 2001 (incorporated by reference to Form
10-K filed with the Securities and Exchange Commission on March 25, 2003).

(e)(17)	Engelhard Corporation Directors and Executives Deferred Compensation Plan (1990-1993) -
conformed copy includes amendments through December 2001 (incorporated by reference to Form
10-K filed with the Securities and Exchange Commission on March 25, 2003).

(e)(18)	Retirement Plan for Directors of Engelhard Corporation, effective January 1, 1985 - conformed copy includes amendments through April 2000 (incorporated by reference to Form 10-K filed with the Securities and Exchange Commission on March 25, 2003).

(e)(19)	Supplemental Retirement Program of Engelhard Corporation as amended and restated, effective
January 1, 1989 - conformed copy includes amendments through February 2001 (incorporated by reference to Form 10-K filed with the Securities and Exchange Commission on March 25, 2003).

(e)(20)	Amendment to the Supplemental Retirement Program of Engelhard Corporation, effective as of
October 2, 2003 (incorporated by reference to Form 10-Q filed with the Securities and Exchange
Commission on November 13, 2003).

(e)(21)	Supplemental Retirement Trust Agreement, effective April 2002 (incorporated by reference to
Form 10-K filed with the Securities and Exchange Commission on March 25, 2003).

(e)(22)	Engelhard Corporation Directors Stock Option Plan as amended and restated, effective May 4,
1995 - conformed copy includes amendments through March 2001 (incorporated by reference to
Form 10-K filed with the Securities and Exchange Commission on March 25, 2003).

(e)(23)	Engelhard Corporation Employee Stock Option Plan as amended and restated, effective May 4,
1995 (incorporated by reference to Form 10-K filed with the Securities and Exchange Commission on March 25, 2003).

(e)(24)	Engelhard Corporation Deferred Stock Plan for Non-Employee Directors - conformed copy includes amendments made through December 2002 (incorporated by reference to Form 10-K filed with the Securities and Exchange Commission on March 25, 2003).

Exhibit
No.	Description

(e)(25)	Form of Stock Option Agreement used pursuant to the Engelhard Corporation Stock Option Plan of 1999 for Certain Key Employees (incorporated by reference to Form 10-Q filed with the
Securities and Exchange Commission on August 6, 2004).

(e)(26)	Form of Stock Option Agreement used pursuant to the Engelhard Corporation 2002 Long Term
Incentive Plan (incorporated by reference to Form 10-Q filed with the Securities and Exchange
Commission on August 6, 2004).

(e)(27)	Form of Restricted Share Unit Agreement used pursuant to the Engelhard Corporation 2002 Long
Term Incentive Plan Employees (incorporated by reference to Form 10-Q filed with the Securities and Exchange Commission on August 6, 2004).

(e)(28)	Change in Control Agreement for Edward Wolynic, effective January 21, 2006 (incorporated by reference to
Form 8-K filed with the SEC on January 23, 2006).

(e)(29)	Salary Continuation Policy (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).

(e)(30)	Enhanced Salary Continuation Policy (incorporated by reference to Form 8-K filed with the SEC on January
23, 2006).

(e)(31)	Form of letter agreement (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).

(g )	Not applicable.

*	Previously filed.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENGELHARD CORPORATION

By:		/s/ Michael A. Sperduto

	Name:	Michael A. Sperduto
	Title:	Vice President and Chief Financial Officer

Dated: February 1, 2006